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                               UNITED STATES           Expires: October 31, 1997
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          UNITY FIRST ACQUISITION CORP.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                           (Title Class of Securities)


                                   912908 10 0
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 12, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 6 pages

                                                                 SEC 1746(12-91)

-------------------------     --------------------------------------------------
CUSIP No.  912908 10 0    13D                                 Page 2 of 6 Pages
-------------------------     --------------------------------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    The Imperial International Group, Inc.
                    11-2665232
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                          b)|_|


--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    AF (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
           PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  175,000 shares
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            ----------------------------------------------------
                              8          SHARED VOTING POWER

                                                  0
                            ----------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  175,000 shares
                            ----------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    175,000 shares (See Item 5(a))
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
           CERTAIN SHARES*


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.33%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                SEC 1746(12-91)

Item 1.  Security and Issuer.

                  The class of equity securities to which this Schedule 13D relates is the common stock, $.0001 par value (the "Common Stock"), of Unity First Acquisition Corp. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 245 Fifth Avenue, Suite 1500, New York, New York 10016.

                  The  percentage  of  beneficial  ownership  reflected  in this
Schedule 13D is based upon 1,875,000 shares of Common Stock outstanding on November 12, 1996, which number has been obtained from the Issuer's final prospectus, dated November 12, 1996, relating to its initial public offering.

Item 2.  Identity and Background.

(a) Name: This Schedule 13D is filed on behalf of The Imperial International Group, Inc. ("Imperial").

(b) Place of Organization: New York.

(c) Business Address: Imperial's business address is 6 Trusdale Drive, Old Westbury, New York 11568.

(d) Principal Business: Imperial is a consulting company that was formed for the purpose of making debt, equity and hybrid investments in both privately and publicly held companies.

(e) During the last five years, no executive officer or director of Imperial has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, neither Imperial nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining Imperial or its executive officers or directors from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

                  Imperial acquired securities of the Issuer for an aggregate purchase price of $1,050,000 with funds contributed and/or loaned to it by Mr. David Thalheim, the President of Imperial and its sole director and stockholder.




                                     3 of 6

Item 4.  Purpose of Transactions.

                  The securities reported hereunder have been acquired by Imperial in order to obtain an equity position in the Issuer for investment purposes. Depending upon market conditions and other factors that Imperial may deem material to investment decisions, it may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means. Imperial has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

(a) On November 12, 1996, the Issuer issued an aggregate of 1,250,000 units ("Units") in connection with its initial public offering, of which Imperial purchased 175,000 Units for $1,050,000. Each Unit consists of one share of Common Stock, one Class A Redeemable Common Stock Purchase Warrant ("Class A
Warrant") and one Class B Redeemable Common Stock Purchase Warrant ("Class B Warrant" and, together with the Class A Warrants, the "Warrants"). One Class A Warrant and one Class B Warrant each entitle the holder thereof to purchase one share of Common Stock at exercise prices of $5.50 and $7.50, respectively. The Warrants do not become exercisable until the later of the completion by the Issuer of a Business Combination (as defined in the Issuer's final prospectus dated November 12, 1996) or November 12, 1997 and the Warrants expire on November 12, 2002. Accordingly, Imperial beneficially owns 175,000 shares, or 9.33%, of the Issuer's outstanding Common Stock.

(b) Imperial has sole voting and dispositive powers over all 175,000 shares of Common Stock of the Issuer which it beneficially owns.

(c) See Item 5(a), above.




                                     4 of 6

Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.




                                     5 of 6

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 18, 1996              THE IMPERIAL INTERNATIONAL GROUP, INC.




                                        By:     /s/ David Thalheim
                                                David Thalheim, President






                                     6 of 6